Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated November 7, 2023 in Amendment No. 5 to the Registration Statement on Form F-1, under the Securities Act of 1933 (File No. 333-259193) with respect to the consolidated balance sheets of Kepuni Holdings Inc., its subsidiaries, and its variable interest entity (collectively the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes included herein.

We also consent to the Company’s reference to WWC, P.C., Certified Public Accountants, as experts in accounting and auditing.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
November 8, 2023	Certified Public Accountants
PCAOB ID: 1171